UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-40533

Dingdong (Cayman) Limited

Building 1, 56 Fanchang Road

Shanghai, 201201

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibit Index

Exhibit 99.1 – Dingdong Announces the Appointment of CFO and CHRO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

DINGDONG (CAYMAN) LIMITED

By:	/s/ Changlin Liang
Name:	Changlin Liang
Title:	Director and Chief Executive Officer

Date: December 27, 2023

Dingdong Announces the Appointment of CFO and CHRO

SHANGHAI, December 26, 2023 — Dingdong (Cayman) Limited (“Dingdong” or the “Company”) (NYSE: DDL), a leading fresh grocery e-commerce company in China, today announced the appointment of Mr. Song Wang, currently the director and senior vice president of the Company, as the chief financial officer (the “Chief Financial Officer”) effective from December 26, 2023. Mr. Wang will be primarily responsible for the Company’s overall financial matters and investor relationship affairs. The Company also announced the appointment of Ms. Hongli Gong, currently the senior vice president of the Company, as the chief human resources officer (the “Chief Human Resources Officer”) effective from December 26, 2023. Ms. Gong will be overseeing the Company’s overall human resources management.

Mr. Wang served as the Company’s senior vice president and director since September 2023. With nearly 17 years of experience in China’s consumer and retail industry, Mr. Song Wang is no doubt an industry veteran with deep insights of the sector the Company competes in. Prior to joining the Company, Mr. Wang worked in a handful of China’s leading e-commerce and new retail companies, endorsed by Alibaba (NYSE: BABA and HKEX: 9988). He served as the financial director of Ele.me, the chief financial officer of Lianhua Supermarket (HKEx: 0980), and head of the finance department of Hema Fresh. Prior to that, Mr. Wang worked in finance department of several companies, managing and running their finance activities. He served as the senior financial director of Yiguo E-Commerce, the head of Financial Shared Service Center of Yihai Kerry (more commonly known as Jinlongyu, SZSE: 300999), and the financial manager of Huawei Technologies. Mr. Wang holds a bachelor’s degree in management from Tiangong University.

Ms. Hongli Gong has over a decade experience in human resources, and understands that the success of a business starts with its people. She worked in Dingdong from 2015 to 2017, primarily responsible for recruitment related matters, and re-joined the Company as head of the human resources department in January 2019. From 2017 to 2018, Ms. Gong worked at Taimei Technology, a leading digital operation platform for the life science industry, mainly responsible for human resources business partnership matters. From 2014 to 2015, Ms. Gong worked at Pactera Technology, a global IT service provider from China. Prior to that, she worked in a head-hunting company focusing on pharmaceutical industry from 2012 to 2014. Ms. Gong obtained her bachelor’s degree in clinical medicine from Weifang Medical University in 2012.

Mr. Wang stated: “I am more than honored to serve as the Chief Financial Officer of Dingdong. I believe we have a finance team that is both talented and committed and it is an absolute privilege for me to have the opportunity to lead them. I hope my financial expertise, management experience and extensive network in this industry will advance the Company’s sustainable development in the capital markets.”

Ms. Gong stated: “I am honored to work alongside this truly committed team to achieve our vision. I look forward to, together with our management, further developing and nourishing Dingdong’s culture and core value for our employees, as well as encouraging trusted communications within the company.”

“We are pleased to have Mr. Wang and Ms. Gong both promoted. The promotions for both are intended to improve Dingdong’s overall operating efficiency and effectiveness. I firmly believe that bringing Mr. Wang and Ms. Gong to the leadership positions will benefit the Company in many ways. I look forward to continuing to work with them as we focus on our commitment to our stakeholders and the long-term success of our Company,” commented Mr. Changlin Liang, the Chairman and Chief Executive Officer of the Company.

About Dingdong (Cayman) Limited

We are a leading fresh grocery e-commerce company in China, with sustainable long-term growth. We directly provide users and households with fresh produce, prepared food, and other food products through a convenient and excellent shopping experience supported by an extensive self-operated frontline fulfillment grid. Leveraging our deep insights into consumers' evolving needs and our strong food innovation capabilities, we have successfully launched a series of private label products spanning a variety of food categories. Many of our private label products are produced at our Dingdong production plants, allowing us to more efficiently produce and offer safe and high-quality food products. We aim to be Chinese families' first choice for food shopping.

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Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Among other things, business outlook and quotations from management in this announcement, as well as Dingdong’s strategic and operational plans, contain forward-looking statements. Dingdong may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its interim and annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Dingdong’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Dingdong’s goals and strategies; Dingdong’s future business development, financial conditions, and results of operations; the expected outlook of the fresh grocery ecommerce market in China; Dingdong’s expectations regarding demand for and market acceptance of its products and services; Dingdong’s expectations regarding its relationships with its users, clients, business partners, and other stakeholders; competition in Dingdong’s industry; and relevant government policies and regulations relating to Dingdong’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this announcement and in the attachments is as of the date of the announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

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Dingdong Fresh
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